UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: September 5, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated September 5, 2014, entitled “2014 Interim Report”.
Exhibit 99.2	Announcement dated September 5, 2014, entitled “Notification Letter and Request Form for Non-Registered Holders”.

Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	CEO’S STATEMENT

6	KEY FIGURES

7	BUSINESS OVERVIEW

10	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

12	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

14	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

15	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

16	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

48	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

49	OTHER INFORMATION

Chairman’s Statement

Dear Shareholders,

During the first half of 2014, the world’s economic growth continued to improve slowly. The Chinese economy gradually stabilized. International oil prices have been stable and rising. Faced with a complex macro-economic environment, the Company has executed its “New Leap Forward” strategy in a solid way and achieved satisfactory results.

Early this year, the Company carefully assessed the possible impacts of the macro-economic environment on its production and operation. In view of the rapidly rising costs in the past few years, we designated year 2014 as the “Year of Quality and Efficiency”, requiring staff at all levels to make greater efforts in cost-control and efficiency enhancement. In the first half of the year, we have carefully delineated different areas of responsibilities, developed effective measurements, advanced meticulous management and raised the level of awareness of all our employees on the goals of the Company. Initial achievements have been made through our solid and effective work.

The Company made solid progress in overall operation. On exploration, the Company continued the success in offshore China and made several medium and large scale new discoveries, further solidify the resource foundation of the Company’s “New Leap Forward” strategy. Commercial discoveries were also gradually made in overseas exploration and became a new source for the Company’s reserves addition.

On development and production, the Company overcame the challenges of less new start-up projects and managed the natural decline of mature oil and gas fields to maintain steady growth in oil and gas production as compared to the first half of 2013. Major oil and gas fields in offshore China maintained relatively high production efficiency and fundamental production remained stable. The integration of Nexen has progressed smoothly and the overall production was in line with our expectation, which provided strong support to the production growth of the Company. The construction of new projects progressed smoothly and is expected to add new momentum for the Company’s production growth in the second half of the year and in the years to come.

The Company has also maintained satisfactory earning capability and kept a healthy financial position. Benefiting from steady oil and gas production growth and rising international oil prices, net profit amounted to RMB 33.59 billion despite of a mild increase in cost per barrel. In view of the financial condition and in accordance with the dividend policy of the Company, the Board of Directors has declared an interim dividend of HK$ 0.25 per share (tax inclusive) for the first half of 2014.

The Company has always placed health, safety and environmental protection as its top priority. For the first half of the year, the Company has increased its efforts in monitoring and detecting hidden problems for pipeline and other operation facilities and ensured safety of the employees and stable production under complicated environment. In overseas, we strengthened our security measures and improved emergency response plan in areas where the overall situation is unstable, and ensured safety of our employees and the stable operation of our projects.

Dear shareholders, the Company is making a steady stride on its new development journey. We will work hard to strengthen our management, enhance the quality and efficiency of the development of the Company to create greater value for our shareholders.

WANG Yilin
Chairman

Hong Kong, 28 August 2014

CEO’s Statement

Dear Shareholders,

During the first half of 2014, we have actively pushed ahead different areas of our business in accordance with our theme of the year-“Year of Quality and Efficiency”. Good progress was made in the areas of production and operation and a healthy financial position was maintained.

REVIEW OF THE FIRST HALF OF THE YEAR

With the hard work and dedication of our entire staff, the Company has achieved smooth progress and good results in exploration, development and production for the first half of the year.

In the area of exploration, eight new discoveries and 20 successful appraisal wells were made in offshore China. Of these, Lingshui 17-2, located in Qiongdongnan Basin in Western South China Sea, was successfully tested and expected to be the first large-sized deepwater gas field made by our independent exploration. Luda 16-3 south structure, located in the southern Liaodong Bay in Bohai, is expected to be a medium-sized discovery after further appraisals. Another discovery, Kenli 16-1 structure, located along the southern slope of Laizhou Bay Sag in Bohai, reflects the good exploration potential of the area. Overseas, one new discovery and three successful appraisal wells were obtained, which will make contribution to the Company’s reserve growth.

On development and production, the Company’s net production of oil and gas reached 211.6 million BOE in the first half of the year, representing an increase of 6.8% year over year. Production volume in offshore China remained stable while production overseas continued to grow. In particular, the Long Lake project in Canada, the Eagle Ford project in the U.S. and the Missan oilfields in Iraq provided considerable support to the Company’s production growth.

The construction of new projects also progressed smoothly. Up to now, Kenli 3-2 oilfields, Panyu 10-2/5/8 and Wenchang 13-6 projects that were planned to be on stream within the year have already commenced production successfully. Of which, Kenli 3-2 oilfields is the first regional development project in offshore China, which confers the benefits of expanding rolling exploration, lowering oil and gas field development costs and enhancing economic efficiency. Other projects progressed on schedule.

Regarding the Company’s financial performance, oil and gas sales for the first half of the year reached RMB117.10 billion, representing an increase of 5.7% year over year. The increase was primarily attributable to the production growth and higher realized oil and gas prices. Due to rising costs, net profit for the period amounted to RMB33.59 billion and earnings per share were RMB0.75, representing a decline of 2.3% year over year. All-in cost was US$43.20 per BOE, representing an increase of 2.0% year over year.

Meanwhile, the Company has continued to implement the integration of Nexen, especially in the areas of management, resources development and corporate culture. Nexen’s KPIs of safety and environmental protection reached the history high. Production efficiency of Buzzard oilfield in the U.K. North Sea was further enhanced, and production operations of Long Lake oil sands project in Canada continued to improve. Overall progress reached the Company’s expectation.

OUTLOOK FOR THE SECOND HALF OF THE YEAR

There still exist uncertainty and challenges in the external environment for the Company’s business development in the second half of the year. Factors such as typhoons may adversely affect the production of the Company, and the difficulties in cost control should not be underestimated. We will unite our efforts and work hard to meet our annual production and business targets. To achieve this, the Company will focus its efforts in the following areas:

First, adhering to the theme of “Year of Quality and Efficiency”, we will continue to focus on improving the quality of our development, increasing our efficiency and making long-term efforts in cost control.

Second, we will speed up the appraisal of key exploration targets to ensure reserve additions. Meanwhile, we will strengthen exploration in new areas to pave the way for sustainable growth for the Company.

Third, we will steadily carry forward the construction of new projects and stablize production of matured oil and gas fields. We will also work effectively to minimize the impacts of negative factors such as typhoons on our production and strive to meet our production target for the year.

Fourth, we will strengthen our health, safety and environmental protection management to ensure safe and environmental friendly operation.

In summary, we will continue to strengthen our management, improve our quality and efficiency in order to meet various production and operation targets for year 2014, and continue to build a strong foundation for sustainable growth for the Company.

LI Fanrong
Chief Executive Officer

Hong Kong, 28 August 2014

Key Figures

	Six months ended 30 June
	2014	2013

Net profit, million RMB	33,593	34,383
Basic earnings per share, RMB	0.75	0.77

Total oil and gas sales, million RMB	117,095	110,799
Total revenue, million RMB	138,800	139,027

Interim dividend per share, HK$ (tax inclusive)	0.25	0.25

Net Production*
Crude and liquids, million barrels	171.3	161.2
Natural gas, billion cubic feet	233.9	214.4
Total, million BOE	211.6	198.1

*	Including our interest in equity-accounted investees, which is approximately 8.5 million BOE for the first half of 2014 and approximately 8.0 million BOE for the first half of 2013.

Business Overview

EXPLORATION

In the first half of 2014, the Company made a total of nine new discoveries and obtained 23 successful appraisal wells. Eight new discoveries and 20 successful appraisal wells were obtained out of a total of 62 exploration wells that were drilled in offshore China, resulting in a success rate of 46-62% of independent exploration wells. Among which, Lingshui 17-2, located in Qiongdongnan Basin in Western South China Sea, was successfully tested and expected to be developed into the first large-sized deepwater gas field made by our independent exploration. One new discovery and three successful appraisal wells were obtained overseas. In addition, approximately 12,000 km of 2D seismic data and 19,000 km² of 3D seismic data were acquired.

The Company’s major exploratory activities in the first half of 2014 are shown in the table below:

	Wildcat		Appraisal Wells
		Success +		Success +
Exploration Wells	Completed	Uncertain	Completed	Uncertain

Offshore China (Independent)	31	8+8	30	20+2
Offshore China (PSC)	1	0+1	0	0+0
Overseas	7	3+0	4	3+0

Seismic Data	2D (km)	3D (km2)

Independent	12,356	14,382
PSC	0	4,587

Total	12,356	18,969

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized its operation resources and made smooth progress in engineering construction. Up to now, Kenli 3-2 oilfields, Panyu 10-2/5/8 and Wenchang 13-6 projects, which were scheduled to start up in this year, have commenced production. Kenli 3-2 oilfields represents the first regional development of the Company helping to lower production cost and enhance the efficiency of oil and gas development.

The Company’s other projects have also been progressing smoothly. The platforms of Panyu 34-1/35-1/35-2 were mechanically completed. The offshore installation of platform top modules of Qinhuangdao 32-6 adjustment project was completed. The offshore installation for Enping 24-2 has been underway. Overseas, the Golden Eagle project in the U.K. North Sea is scheduled to commence production by the end of this year.

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION (CONTINUED)

The Company’s total net production for the first half of the year continued to achieve stable growth and reached 211.6 million BOE, representing an increase of 6.8% over the same period last year. Among which, 131.2 million BOE were from offshore China, representing a decrease of 0.8% year over year. While the production of existing oil and gas fields in offshore China remained stable, total output has been affected by scheduled maintenance programs. Net production from overseas was 80.4 million BOE, representing a significant increase of 22.1% year over year, mainly attributable to the consolidation of two more months of production from Nexen year over year. Net production of the Company without taking into account of 36.3 million BOE from Nexen was 175.3 million BOE, representing an increase of 1.2% over the same period last year. The increase was mainly attributable to the significant increase in production year over year of the Eagle Ford shale oil and gas project in the U.S. and the Missan oilfields in Iraq.

In the second half of the year, the production operation is expected to be affected by adverse factors such as typhoons. The Company will carefully plan to ensure timely commencement of new projects and continue to strengthen measures to stabilize and enhance the performance of producing oil and gas fields in order to achieve the annual production target for the year.

The Company’s production by regions is shown in the table below:

	First half of 2014		First half of 2013
	Crude and	Natural	Crude and	Natural
	Liquids	gas	Liquids	gas
	(million		(million
	barrels)	(bcf)	barrels)	(bcf)

China
Bohai	70.1	25.7	72.3	23.7
Western South China Sea	15.0	63.6	12.7	60.2
Eastern South China Sea	25.9	22.8	27.3	26.6
East China Sea	0.3	4.9	0.2	5.5

Subtotal	111.4	116.9	112.5	116.0

Overseas
Asia (excluding China)	5.9	24.7	5.0	22.7
Oceania	0.7	17.3	0.7	15.5
Africa	13.6	–	13.0	–
North America (excluding Canada)	8.3	17.9	6.8	18.2
Canada	8.6	22.5	6.0	14.4
South America	4.2	24.0	4.1	23.0
Europe	18.5	10.6	13.1	4.6

Subtotal	59.9	117.0	48.6	98.4

Total	171.3	233.9	161.2	214.4

Total net production (million BOE)		211.6		198.1

CAPITAL EXPENDITURE

Our capital expenditure budget for 2014 is RMB105.0-120.0 billion. In the first half of 2014, the Company’s capital expenditure was RMB48.07 billion (excluding capitalised interests of RMB0.56 billion), representing a 27.2% increase year over year, of which capital expenditure of Nexen accounted for RMB8.97 billion. Capital expenditure for exploration, development and production was RMB11.28 billion, RMB30.98 billion and RMB5.44 billion, respectively, representing an increase of 45.4%, 24.4% and 15.0% year over year, respectively. The increase in capital expenditure was mainly due to increased workload together with cost inflation.

COST AND EXPENSES

Compared with the first half of 2013, the main increased cost items are as below: Our operating expenses increased 12.4% to RMB14,685 million in the first half of 2014 from RMB13,060 million in the first half year of 2013. Our depreciation, depletion and amortisation expenses increased 5.8% to RMB27,966 million in the first half of 2014 from RMB26,440 million in the first half of 2013. These increases were mainly due to two extra months of consolidation of Nexen in the first half of 2014 as compared to the same period in 2013. Our finance costs and exchange loss/(gain), net changed 57.6% and 120.7% to RMB2,302 million and RMB163 million in the first half of 2014 from RMB1,461 million and RMB(787) million in the first half of 2013, respectively. These changes were mainly due to the increased long-term interest-bearing debt and the appreciation of US dollars/HK dollars against Renminbi.

Save as disclosed in this interim report, there has not been any material change in our performance and the material factors underlying our results and financial position during the first half of the year.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2014
(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2014	2013
		(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	3	117,095	110,799
Marketing revenues	3	19,673	26,586
Other income		2,032	1,642

		138,800	139,027

EXPENSES
Operating expenses		(14,685)	(13,060)
Taxes other than income tax	6(ii)	(7,793)	(7,486)
Exploration expenses		(4,742)	(4,360)
Depreciation, depletion and amortisation		(27,966)	(26,440)
Special oil gain levy	4	(11,971)	(11,871)
Crude oil and product purchases	3	(18,481)	(25,614)
Selling and administrative expenses		(3,424)	(3,276)
Others		(1,289)	(1,284)

		(90,351)	(93,391)

PROFIT FROM OPERATING ACTIVITIES		48,449	45,636
Interest income		577	556
Finance costs	5	(2,302)	(1,461)
Exchange (loss)/gain, net		(163)	787
Investment income		1,253	1,224
Share of profits of associates		85	116
Share of profit of a joint venture		533	645
Non-operating income, net		215	264

PROFIT BEFORE TAX		48,647	47,767
Income tax expense	6(i)	(15,054)	(13,384)

PROFIT FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		33,593	34,383

		Six months ended 30 June
	Notes	2014	2013
		(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently
reclassified to profit or loss:
Net gain/(loss) on available-for-sale financial assets,
net of tax	8	1,358	(681)
Exchange differences on translation
of foreign operations		1,261	(2,467)
Share of other comprehensive income/(expense)
of associates		3	(30)

OTHER COMPREHENSIVE INCOME/(EXPENSE)
FOR THE PERIOD, NET OF TAX		2,622	(3,178)

TOTAL COMPREHENSIVE INCOME
FOR THE PERIOD ATTRIBUTABLE TO
OWNERS OF THE PARENT		36,215	31,205

EARNINGS PER SHARE FOR THE PERIOD
ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS
OF THE PARENT
Basic (RMB Yuan)	7	0.75	0.77
Diluted (RMB Yuan)	7	0.75	0.77

Details of the interim dividends declared for the period are disclosed in note 15 to the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position

30 June 2014
(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2014	2013
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	9	437,914	419,102
Intangible assets	10	16,786	17,000
Investments in associates		4,038	4,094
Investment in a joint venture		21,025	20,303
Available-for-sale financial assets	20	8,648	6,798
Deferred tax assets		2,344	2,729
Other non-current assets		5,525	4,895

Total non-current assets		496,280	474,921

CURRENT ASSETS
Inventories and supplies		10,179	9,153
Trade receivables	11	35,041	34,136
Derivative financial assets	20	493	329
Available-for-sale financial assets	20	59,654	51,103
Other current assets		14,928	11,295
Time deposits with maturity over three months		21,078	26,218
Cash and cash equivalents		25,559	14,318

Total current assets		166,932	146,552

CURRENT LIABILITIES
Loans and borrowings	13	27,702	49,841
Trade and accrued payables	12	49,970	48,558
Derivative financial liabilities	20	292	220
Other payables and accrued liabilities		27,534	16,914
Taxes payable		15,267	13,415

Total current liabilities		120,765	128,948

NET CURRENT ASSETS		46,167	17,604

TOTAL ASSETS LESS CURRENT LIABILITIES		542,447	492,525

		30 June	31 December
	Notes	2014	2013
		(Unaudited)	(Audited)

NON-CURRENT LIABILITIES
Loans and borrowings	13	106,136	82,011
Provision for dismantlement		43,608	41,146
Deferred tax liabilities		23,859	25,362
Other non-current liabilities		2,349	2,386

Total non-current liabilities		175,952	150,905

NET ASSETS		366,495	341,620

EQUITY
Equity attributable to owners of the parent
Issued capital	14	43,081	949
Reserves		323,414	340,671

TOTAL EQUITY		366,495	341,620

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2014
(All amounts expressed in millions of Renminbi)

	Equity attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non– distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total

Balances at 1 January 2013	949	42,129	(17,229)	20,000	9,225	243,143	11,563	309,780
Profit for the period	–	–	–	–	–	34,383	–	34,383
Other comprehensive expense,
net of tax	–	–	(2,467)	–	(711)	–	–	(3,178)

Total comprehensive
(expense)/income	–	–	(2,467)	–	(711)	34,383	–	31,205
2012 final dividend	–	–	–	–	–	183	(11,563)	(11,380)
Equity-settled share option
expenses	–	–	–	–	11	–	–	11

Balances at 30 June 2013
(Unaudited)	949	42,129	(19,696)	20,000	8,525	277,709	–	329,616

Balances at 1 January 2014	949	42,132	(21,372)	20,000	8,974	279,668	11,269	341,620
Profit for the period	–	–	–	–	–	33,593	–	33,593
Other comprehensive income,
net of tax	–	–	1,261	–	1,361	–	–	2,622

Total comprehensive income	–	–	1,261	–	1,361	33,593	–	36,215
Transfer upon abolition of
par value under the Hong Kong
Companies Ordinance *	42,132	(42,132)	–	–	–	–	–	–
2013 final dividend	–	–	–	–	–	(71)	(11,269)	(11,340)

Balances at 30 June 2014
(Unaudited)	43,081	–	(20,111)	20,000	10,335	313,190	–	366,495

*	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2014
(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2014	2013
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	55,829	52,602
Net cash used in investing activities	(43,890)	(124,114)
Net cash (used in)/generated from financing activities	(775)	38,093

Net increase/(decrease) in cash and cash equivalents	11,164	(33,419)
Cash and cash equivalents at beginning of period	14,318	55,024
Effect of foreign exchange rate changes, net	77	(107)

Cash and cash equivalents at end of period	25,559	21,498

Notes to Interim Condensed Consolidated Financial Statements

30 June 2014
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2014, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries (continued):
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (continued):
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Inc.	Canada	281,749,526 common shares with no par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC	Canada	13,671,421,700 common shares with no par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Marketing	Canada	N/A	100%	Sales and marketing of oil and gas products in Canada
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (continued):
CNOOC Petroleum Brasil LTDA	Brazil	R$1,646,000,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC**	Canada	100 common shares with no par value	100%	Bond issuance
Joint venture:
Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Northern Cross (Yukon) Limited	Canada	22,691,705 common shares with no par value	60%	Petroleum exploration, development and production in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**	CNOOC Nexen Finance (2014) ULC was incorporated on 12 March 2014, for issuing guaranteed notes (note 13).

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2014 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting and Hong Kong Accounting Standard 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2013. The adoption of amendments to standards and interpretation effective for the current interim period commenced from 1 January 2014 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

3.	OIL AND GAS SALES AND MARKETING REVENUES (CONTINUED)

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s trading activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value of the derivative contracts is also included in marketing revenue.

4.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. MOF has decided to increase the threshold of the SOG Levy to US$55, with effect from 1 November 2011. Notwithstanding this adjustment, the SOG Levy will continue to have five levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,150 million (six months ended 30 June 2013: approximately RMB893 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2014.

6.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2013: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Operating subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

–
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

6.	TAX (CONTINUED)

(ii)	Other taxes (continued)

–	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

–	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalties as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

7.	EARNINGS PER SHARE

	Six months ended 30 June
	2014	2013
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	33,593	34,383

Number of shares:
Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,647,455,984	44,646,305,984
Effect of dilutive potential ordinary shares under
the share option schemes	89,768,572	139,277,790

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,737,224,556	44,785,583,774

Earnings per share – Basic (RMB Yuan)	0.75	0.77

– Diluted (RMB Yuan)	0.75	0.77

8.	NET GAIN/(LOSS) ON AVAILABLE-FOR-SALE FINANCIAL ASSETS, NET OF TAX

	Six months ended 30 June
	2014	2013
	(Unaudited)	(Unaudited)

Available-for-sale financial assets:
Fair value change arising during the period	2,610	500
Reclassification adjustment for
net gain included in the investment income	(1,253)	(1,224)
Income tax effect	1	43

	1,358	(681)

The other comprehensive income or loss of the Group’s available-for-sale investments was derived from investment of corporate wealth management products, liquidity funds and the investment in the equity securities of MEG Energy Corporation.

9.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2014, additions to the Group’s property, plant and equipment, including the property, plant and equipment acquired, amounted to approximately RMB46,179 million (six months ended 30 June 2013: approximately RMB190,309 million).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB867 million (six months ended 30 June 2013: approximately RMB1,103 million) in respect of interest capitalised in property, plant and equipment.

10.	INTANGIBLE ASSETS

The intangible assets of the Group comprise gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights, software, goodwill and others. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised on a straight-line basis over the life of the contracts ranging from 5 months to 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. Goodwill acquired through business combinations is held at the exploration and production (“E&P”) segment.

11.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

As at 30 June 2014 and 31 December 2013, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

12.	TRADE AND ACCRUED PAYABLES

As at 30 June 2014 and 31 December 2013, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

13.	LOANS AND BORROWINGS

Current

	Effective interest rate and final maturity	30 June 2014	31 December 2013
		(Unaudited)	(Audited)

Short-term loans
and borrowings
– General loan	LIBOR+0.5% to 0.85% per annum
	with maturity within one year	26,764	48,776

		26,764	48,776

Loans and borrowings
due within one year
– For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity within one year	152	1,065
– Notes*		786	–

		938	1,065

		27,702	49,841

Non-current

	Effective interest rate and final maturity	30 June 2014	31 December 2013
		(Unaudited)	(Audited)

For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity through 2021	1,123	1,190
Notes*		105,013	80,821

		106,136	82,011

13.	LOANS AND BORROWINGS (CONTINUED)

*
The principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$750 million of 1.125% guaranteed notes due in 2016, the principal amount of US$750 million of 1.750% guaranteed notes due in 2018, the principal amount of US$2,000 million of 3.000% guaranteed notes due in 2023 and the principal amount of US$500 million of 4.250% guaranteed notes due in 2043 were issued by CNOOC Finance (2013) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,250 million of 1.625% guaranteed notes due in 2017, the principal amount of US$2,250 million of 4.250% guaranteed notes due in 2024 and the principal amount of US$500 million of 4.875% guaranteed notes due in 2044 were issued by CNOOC Nexen Finance (2014) ULC, a wholly-owned subsidiary of Nexen Energy ULC in April 2014. The obligations of CNOOC Nexen Finance (2014) ULC in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at 30 June 2014, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at 30 June 2014, US$62 million of notes remain outstanding.

During July 2009, Nexen issued US$300 million of notes. Interest is payable semi-annually at a rate of 6.2% and the principal is to be repaid in July 2019.

During April 1998, Nexen issued US$200 million of notes. Interest is payable semi-annually at a rate of 7.4% and the principal is to be repaid in May 2028.

During March 2002, Nexen issued US$500 million of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032.

13.	LOANS AND BORROWINGS (CONTINUED)

During March 2005, Nexen issued US$790 million of notes. Interest is payable semi-annually at a rate of 5.875% and the principal is to be repaid in March 2035.

During May 2007, Nexen issued US$1,250 million of notes. Interest is payable semi-annually at a rate of 6.4% and the principal is to be repaid in May 2037.

During July 2009, Nexen issued US$700 million of notes. Interest is payable semi-annually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by the Company since 22 March 2013.

**
In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007 in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000. With the prepayment of portion of bank loans on 31 January 2014, the total maximum guarantee cap of the Company decreased to approximately US$164,888,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. With the prepayment of portion of bank loans on 31 January 2014, the amount of the standby letters of credit decreased to US$30 million.

There is no default of principal, interest or redemption terms of the loans and borrowings during the period.

14.	ISSUED CAPITAL

Shares	Number of shares	Share capital HK$ million		Issued share capital equivalent of RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2013	75,000,000,000	1,500

Ordinary shares with no par value
as at 30 June 2014	75,000,000,000	N/A	*

Issued and fully paid:
Ordinary shares of HK$0.02 each as
at 1 January 2013	44,646,305,984	893		949
Exercise of share options	1,150,000	–		–

As at 31 December 2013 (audited)	44,647,455,984	893		949

Transfer from share premium and
capital redemption reserve upon
abolition of par value	–	40,436		42,132

As at 30 June 2014 (unaudited)	44,647,455,984	41,329		43,081

*	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

15.	DIVIDENDS

On 28 August 2014, the board of Directors (the “Board”) declared an interim dividend of HK$0.25 (tax inclusive) per share (six months ended 30 June 2013: HK$0.25 (tax inclusive) per share), totalling approximately HK$11,162 million (tax inclusive) (equivalent to approximately RMB8,860 million (tax inclusive)) (six months ended 30 June 2013: approximately RMB8,891 million (tax inclusive)), based on the number of issued shares as at 30 June 2014.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

16.	SHARE OPTION SCHEMES

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

(i)	Pre-Global Offering Share Option Scheme (expired in 2011);

(ii)	2001 Share Option Scheme (expired in 2011);

(iii)	2002 Share Option Scheme (as defined in the “Other Information” section); and

(iv)	2005 Share Option Scheme (as defined in the “Other Information” section).

Details of these share option schemes are disclosed in the “Other Information” section in the interim report.

16.	SHARE OPTION SCHEMES (CONTINUED)

During the six months ended 30 June 2014, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options	Weighted average exercise price HK$

Outstanding as at 1 January 2014	383,178,934	9.75
Forfeited during the period	(36,853,934)	9.77
Expired during the period	(20,550,000)	3.15

Outstanding as at 30 June 2014	325,775,000	10.17

Exercisable as at 30 June 2014	325,775,000	10.17

No share options had been cancelled during the six months ended 30 June 2014.

As at 30 June 2014, the share options outstanding under these share option schemes represented approximately 0.73% of the Company’s shares in issue as at that date (31 December 2013: 0.86%).

No right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2014.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

17.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of items listed below also constitute related party transactions. The Company entered into a new comprehensive framework agreement with CNOOC on 6 November 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2014. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 1 November 2010. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)
b)	Long-term sales of natural gas and liquefied natural gas

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

Pricing principles

The continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by CNOOC and/or its associates to the Group and paragraph (2) above provided by the Group to CNOOC and/or its associates, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of the CNOOC Group or the Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group

	Six months ended 30 June
	2014 (Unaudited)	2013 (Unaudited)

Provision of exploration and support services	5,124	3,905
– Inclusive of amount capitalised under property,
plant and equipment	3,213	2,613
Provision of oil and gas development
and support services	17,187	12,000
Provision of oil and gas production
and support services (Note a)	3,681	3,581
Provision of marketing, management
and ancillary services (Note b)	300	320
FPSO vessel leases (Note c)	586	601

	26,878	20,407

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2014 and 2013.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	Six months ended 30 June
	2014	2013
	(Unaudited)	(Unaudited)

Sales of petroleum and natural gas products
(other than long-term sales of natural gas
and liquefied natural gas) (Note d)	89,337	85,835
Long-term sales of natural gas
and liquefied natural gas (Note e)	3,257	3,126

	92,594	88,961

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Six months ended 30 June
	2014	2013
	(Unaudited)	(Unaudited)

Interest income from deposits
in CNOOC Finance (Note f)	388	250

(b)	Deposits made by the Group

	30 June	31 December
	2014	2013
	(Unaudited)	(Audited)

Deposits in CNOOC Finance (Note f)	21,929	18,500

(v)	Balances with CNOOC Group

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Amount due to CNOOC
– included in other payables and accrued liabilities	7,344	622
Amounts due to other related parties
– included in trade and accrued payables	19,219	18,090

	26,563	18,712

Amounts due from other related parties
– included in trade receivables	14,004	16,543
– included in other current assets	1,325	973

	15,329	17,516

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(vi)	Balance with a joint venture

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Amount due from a joint venture
– included in other current assets	118	85

	118	85

(vii)	Transactions and balances with other state-owned entities

The Group enters into extensive transactions covering purchases or sales of crude oil, natural gas, property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned entities, other than the CNOOC Group, in the normal course of business at terms comparable to those with other non state-owned entities. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned entities are individually not significant. The individually significant sales transactions with these state-owned entity customers: 8% (six months ended 30 June 2013: 16%) of the Group’s revenue in the six-month period ended 30 June 2014 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China Petroleum and Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at 30 June 2014, as summarised below:

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Cash and cash equivalents	13,320	5,202
Time deposits with financial institutions	4,122	6,605
Specified dismantlement fund accounts, included
in other non-current assets	3,920	2,581

	21,362	14,388

Short-term bank loans	1,846	15,547

Interest rates for the above time deposits, specified dismantlement fund accounts and short-term bank loans are at prevailing market rates.

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2014	2013
	(Unaudited)	(Unaudited)

Short-term employee benefits	9	9
Pension scheme contributions	–	–

Amount paid/payable during the period	9	9
Share options*	–	2

	9	11

*
This item represents the fair value of share options measured according to the Group’s accounting policy. No key management personnel exercised any share option during the six months ended 30 June 2014 or 2013.

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

(viii)	Key management personnel’s remuneration (continued)

Notes (continued):

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 27 November 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2014 to 31 December 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) during the period.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On 3 August 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on 21 August 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years’ exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period).

As CUCBM is unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the “Relevant Blocks”) which form part of the contract areas, CNOOC China Limited and CUCBM entered into a supplemental agreement on 10 October 2013, pursuant to which (i) the Relevant Blocks will be excluded from the contract areas; and (ii) CUCBM will indemnify in full CNOOC China Limited against any related loss, the amount of which will be determined by a third party appraising firm appointed by both parties. As the Relevant Blocks are still at preliminary exploration stage, no revenue has been generated and it is expected that the exclusion of the Relevant Blocks from the contract areas will not materially affect the expected profit in relation to the Cooperation Agreement.

17.	RELATED PARTY TRANSACTIONS (CONTINUED)

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited (continued)

CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of 30 June 2014, the accumulated investment incurred was RMB498 million.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

18.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2014, the following capital commitments are principally for the construction and purchases of property, plant and equipment:

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Contracted, but not provided for*	34,103	30,131
Authorised, but not contracted for	109,062	138,571

*
The capital commitments contracted, but not provided for include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB7,003 million (31 December 2013: RMB9,762 million) contracted with CNOOC Group.

Capital commitments of a joint venture:

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Contracted, but not provided for	863	146
Authorised, but not contracted for	696	130

As at 30 June 2014, the Group had unutilised banking facilities amounted to approximately RMB73,213 million (31 December 2013: approximately RMB56,440 million).

18.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 24 years.

As at 30 June 2014, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,117	2,041
Later than one year and not later than two years	949	625
Later than two years and not later than five years	1,770	1,348
Later than five years	2,597	958

	6,433	4,972

The above table includes minimum lease payments of approximately RMB117 million (31 December 2013: RMB167 million) to CNOOC Group.

Office properties commitments of a joint venture:

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Commitments due:
No later than one year	53	23
Later than one year and not later than two years	40	17
Later than two years and not later than five years	22	21
Later than five years	4	7

	119	68

18.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 months to 25 years.

As at 30 June 2014, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June 2014	31 December 2013
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,082	1,421
Later than one year and not later than two years	862	1,120
Later than two years and not later than five years	1,581	1,649
Later than five years	2,720	2,995

	6,245	7,185

The above table includes minimum lease payments of approximately RMB3,944 million (31 December 2013: RMB4,808 million) to the CNOOC Group.

(iii)	Contingencies

(a)
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the Annual Reports and/or Interim Reports of the Company issued in or after 2012 for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the interim condensed consolidated financial statements, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in the interim condensed consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the interim condensed consolidated financial statements.

18.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies (continued)

(b)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the “Plaintiff”) in the Unites States District Court for the Southern District of New York (the “Trial Court”) (the foregoing legal action is therein below referred as the “Complaint”). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On 21 December 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On 4 April 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company.

On 6 May 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On 5 June 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On 3 February 2014, the Court of Appeals issued a summary order which found the Appellant’s argument without merit and affirmed the Trail Court’s judgment. After the issuance of the summary order, the Appellant was able to appeal to the Supreme Court of the United States within 90 days (namely, on or before 5 May 2014, New York time) (the “Appeal Period”). The Appellant has not appealed within the Appeal Period. In accordance with the laws of the United States, all the claims brought by the Appellant at the Trial Court and the Court of Appeals are dismissed in their entirety.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in interim condensed consolidated financial statements based on available information.

18.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies (continued)

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

19.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating segments: E&P, trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

The following table presents revenue, profit and assets and liabilities information for the Group’s operating segments.

	E&P Six months ended 30 June		Trading business Six months ended 30 June		Corporate Six months ended 30 June		Eliminations Six months ended 30 June		Consolidated Six months ended 30 June
	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)

Segment revenue
Sales to external customers:
Oil and gas sales	117,095	110,799	–	–	–	–	–	–	117,095	110,799
Marketing revenues	–	–	19,673	26,586	–	–	–	–	19,673	26,586
Intersegment revenues	8,121	7,657	–	–	–	–	(8,121)	(7,657)	–	–
Other income	1,466	1,362	87	125	487	161	(8)	(6)	2,032	1,642

Total	126,682	119,818	19,760	26,711	487	161	(8,129)	(7,663)	138,800	139,027

Segment result
Profit for the period	40,941	39,912	519	490	456	2,570	(8,323)	(8,589)	33,593	34,383

19.	SEGMENT INFORMATION (CONTINUED)

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June 2014 (Unaudited)	31 December 2013 (Audited)	30 June 2014 (Unaudited)	31 December 2013 (Audited)	30 June 2014 (Unaudited)	31 December 2013 (Audited)	30 June 2014 (Unaudited)	31 December 2013 (Audited)	30 June 2014 (Unaudited)	31 December 2013 (Audited)

Other segment information
Segment assets	491,393	477,559	9,898	11,205	372,468	361,065	(210,547)	(228,356)	663,212	621,473

Segment liabilities	(352,103)	(315,805)	(8,206)	(8,499)	(134,110)	(137,345)	197,702	181,796	(296,717)	(279,853)

20.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. The total gains or losses in profit or loss for the period attributable to the realised and unrealised gains or losses relating to total financial assets and liabilities that are included in “marketing revenue” is RMB235 million.

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the end of the reporting period due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2014 and 31 December 2013.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB106,534 million as at 30 June 2014 (31 December 2013: RMB76,674 million), which was determined by reference to the market price as at 30 June 2014.

20.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1:
quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2:
fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3:
fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 30 June 2014 and 31 December 2013 the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2014	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds	15	–	15	–
Corporate wealth management products	52,849	–	52,849	–
Liquidity funds	6,790	6,790	–	–
Derivative financial assets – current	493	151	29	313

	60,147	6,941	52,893	313

Available-for-sale financial assets-non current
Equity investment in MEG	6,434	6,434	–	–
Derivative financial assets – non current	5	–	4	1

	6,439	6,434	4	1

Liabilities measured at fair value
Derivative financial liabilities – current	(292)	(53)	(194)	(45)

Derivative financial liabilities – non current	(4)	–	(4)	–

20.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (continued)

	31 December 2013	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds	15	–	15	–
Corporate wealth management products	43,052	–	43,052	–
Liquidity funds	8,036	8,036	–	–
Derivative financial assets – current	329	111	20	198

	51,432	8,147	43,087	198

Available-for-sale financial assets-non current
Equity investment in MEG	5,027	5,027	–	–
Derivative financial assets – non current	6	–	–	6

	5,033	5,027	–	6

Liabilities measured at fair value
Derivative financial liabilities – current	(220)	(35)	(102)	(83)

Derivative financial liabilities – non current	(6)	–	–	(6)

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

20.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (continued)

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the period ended 30 June 2014 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

	Six months ended 30 June
	2014	2013

Fair value, beginning of period	115	–
Acquisition of subsidiaries	–	279
Realised and unrealised gains	412	150
Settlements	(260)	(349)
Exchange difference	2	–

Fair value, end of period	269	80

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2. The Group performed a sensitivity analysis of inputs used to calculate the fair value of Level 3 instruments. Using reasonably possible alternative assumptions, the fair value of Level 3 instruments at 30 June 2014 would have no material change.

21.	SUBSEQUENT EVENTS

There have been no subsequent events that need to be disclosed in the interim condensed consolidated financial statements.

22.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2014 were approved and authorised for issue by the Board on 28 August 2014.

Report on Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF
CNOOC LIMITED
(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 10 to 47 which comprise the interim condensed consolidated statement of financial position as of 30 June 2014 and the related interim condensed consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
28 August 2014

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2014, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

Name of grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of grant	Exercise period of share option*	Closing price per share immediately before the date of grant (HK$)	Exercise price (HK$)

Executive Directors
Wu Guangqi	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,857,000	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Directors
Yang Hua	1,150,000	—	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

DIRECTORS’ INTERESTS (CONTINUED)

Name of grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of grant	Exercise period of share option*	Closing price per share immediately before the date of grant (HK$)	Exercise price (HK$)

Other Employees
in Aggregate**	19,399,934	—	5 February 2004	5 February 2004 to 5 February 2014	3.13	3.152
	29,290,000	26,040,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	43,030,000	36,750,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	50,116,000	43,000,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	59,739,000	52,299,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	72,528,000	66,180,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	85,189,000	78,769,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**
Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as non-executive director of the Company with effect from 1 January 2014. Information on Mr. Zhou and Mr. Wu’s share options outstanding at the beginning of the period are included in the category of “Other employees”.

During the six months ended 30 June 2014, no share options granted under the share option schemes of the Company were exercised.

DIRECTORS’ INTERESTS (CONTINUED)

Interests in shares

Name of Director	Nature of interest	Ordinary shares held	Approximate percentage of total issued share

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

All the interests stated above represent long positions. As at 30 June 2014, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2014.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 30 June 2014, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary shares held	Percentage of total issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:
CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL (CONTINUED)

All the interests stated above represent long positions. As at 30 June 2014, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2002 Share Option Scheme

In June 2002, the Company adopted a share option scheme (the “2002 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares on HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2014 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in note 13 – Loans and Borrowings to Interim Condensed Consolidated Financial Statements of this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2014.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2014, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision A.4.1 and the reason for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company on 23 May 2014). Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2014, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the change in information of Directors of the Company during the six months ended 30 June 2014 is set out below:

Name of Director	Details of Changes

Lv Bo	Appointed as non-executive director of the Company and member of the Remuneration Committee with effect from 1 January 2014

Zhang Jianwei	Appointed as non-executive director of the Company with effect from 1 January 2014

Wang Jiaxiang	Appointed as non-executive director of the Company with effect from 1 January 2014

Zhou Shouwei	Retired as non-executive director of the Company with effect from 1 January 2014

Wu Zhenfang	Retired as non-executive director of the Company and member of the Remuneration Committee with effect from 1 January 2014

Kevin G. Lynch	Appointed as independent non-executive director of the Company and member of the Nomination Committee with effect from 1 March 2014

Wang Tao	Retired as independent non-executive director of the Company and member of the Nomination Committee with effect from 1 March 2014

Kevin G. Lynch	Appointed as director of Canadian National Railway Company on 23 April 2014

CHANGES IN SENIOR MANAGEMENT

During the six months ended 30 June 2014, there was a change in senior management.

With effect from 23 May 2014, Mr. Fang Zhi ceased to serve as an executive vice president of the Company.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2013, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15 September 2014 (Monday) to 19 September 2014 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 12 September 2014 (Friday). The interim dividend will be paid on or around 16 October 2014 (Thursday) to shareholders whose names appear on the register of members on 19 September 2014 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2014 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2014 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 19 September 2014 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2014 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2014 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 19 September 2014.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 12 September 2014 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2014 INTERIM DIVIDEND (CONTINUED)

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 19 September 2014. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Zhong Hua Joint Company Secretary

Hong Kong, 28 August 2014

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

REGISTERED OFFICE
65/F, BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL : (852) 2213 2500
FAX : (852) 2525 9322

BEIJING OFFICE
CNOOC TOWER, NO. 25 CHAOYANGMEN BEIDAJIE,
DONGCHENG DISTRICT, BEIJING, CHINA
ZIP CODE : 100010
WEBSITE : WWW.CNOOCLTD.COM

INVESTOR RELATIONS
BEIJING
TEL : (8610) 8452 2973
FAX : (8610) 8452 1441
E-MAIL : IR@CNOOC.COM.CN
HONG KONG
TEL : (852) 2213 2502
FAX : (852) 2525 9322
E-MAIL : ZHONGYX@CNOOC.COM.CN

MEDIA / PUBLIC RELATIONS
TEL : (8610) 8452 6642
FAX : (8610) 8452 1441
E-MAIL : MR@CNOOC.COM.CN

Exhibit 99.2

(Incorporated in Hong Kong with limited liability under
the CompaniesOrdinance)
00883
(Stock Code: 00883)

NOTIFICATION LETTER

5 September 2014 Dear Non-registered holder (1),

CNOOC Limited (the "Company")
--Notice of publication of 2014 Interim Report ("Current Corporate
Communications")

The English and Chinese versions of the Company's Current Corporate
Communications are available on the Company's website at www.cnoocltd.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate
Communications by clicking "Investor Relations" on the home page of our website, then selecting "Name of document" under "Reports and Filling" and viewing them through Adobe([R]) Reader([R])or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate
Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share
Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor,
Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form
may also be downloaded from the Company's website at www.cnoocltd.com or the
HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company's telephone hotline at (852) 2862 8688 during business hours from
9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,
By order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders ("Non-
registered holder" means such person or company whose shares are held in The
Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

(1)

--2014
(www.cnoocltd.com)
(www.hkexnews.hk
Adobe([R]) Reader([R])

183
17M  (www.cnoocltd.com)(www.hkexnews.hk

(852)2862 8688 9 6
Cnooc.ecom@computershare.com.hk

2014 9 5

(1)

CNOH-05092014-1(21)

5 September 2014
Dear Non-registered holder (1),

CNOOC Limited (the “Company”)
–Notice of publication of 2014 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,
By order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Note:   (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[1]：

中國海洋石油有限公司（「本公司」）
–2014 中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「定期報告」項下選擇「通訊文件名稱」並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司(「香港證券登記處」)(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票)。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk) 內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命
中國海洋石油有限公司
聯席公司秘書
鐘華
謹啟

2014 年 9 月 5 日

附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-05092014-1(21)

Request Form

To: CNOOC Limited (the "Company") (Stock Code: 00883)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

00883

17M

I/We would like to receive the Corporate Communications* of the Company
("Corporate Communications") in the manner as indicated below:
(Please mark ONLY ONE[]X[]of the following boxes)
X)

[] (to receive the)  (printed English version)
(of all Corporate Communications ONLY;)  (OR) (to receive the)
(printed Chinese version)  (of all Corporate
Communications ONLY;)  (OR)
(to receive both)  (printed English and Chinese versions)
(of all Corporate Communications.)

Contact telephone number

Signature(s)

Notes

1. Please complete all your details clearly.

2. This letter is addressed to Non-registered holders ("Non-registered holder"
means such person or company whose shares are held in The Central Clearing and
Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate
Communications).

3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.

4. The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the
contrary or unless you have  at anytime ceased to have holdings in the Company.

5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.

PERSONAL INFORMATION COLLECTION STATEMENT
(i) "Personal Data" in these statements has the same meaning as "personal data"
in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong
("PDPO").

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis.
Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

(iv) You havethe right to request access to and/or correction of your Personal
Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal
Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell
Centre, 183 Queen's Road East, Wanchai, Hong Kong.
183
17M

-1(21) 05092014

CNOH-

*Corporate Communications includes but not limited to (a) the directors'
report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.
(a)
(b)
(f)

Please cut the mailing label and stick this on the envelope
to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

MAILING LABEL

Hong Kong Registrars Limited
Freepost No. 37
Hong Kong

Request Form 申請表格

致： **中國海洋石油有限公司（「本公司」）**
（股份代號：00883）
經香港證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark **ONLY ONE**（**X**）of the following boxes)
(請從下列選擇中，僅在其中**一個空格**內劃上「**X**」號)

☐ to receive the printed English version of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the printed Chinese version of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**中文印刷本；或**

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) "Personal Data" in these statements has the same meaning as "personal data" in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong ("PDPO").
本聲明中所指的「個人資料」具有香港法例第 486 章《個人資料（私隱）條例》(「《私隱條例》」) 中「個人資料」的涵義。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
閣下有權根據《私隱條例》的條文查閱及／或修改　閣下的個人資料。任何該等查閱及／或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）的個人資料私隱主任提出。

**Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

✂---

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong

CNOH-05092014-1(21)